Exhibit 99.2
FOR IMMEDIATE RELEASE — April 27, 2009 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD.
(TSX Symbol — PEF; NYSE Amex Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES FINANCIAL AND OPERATIONAL RESULTS FOR 2008
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce that it has filed with Canadian and US securities regulatory authorities its audited consolidated financial statements for the year ended December 31, 2008, and the accompanying Management’s Discussion and Analysis. These filings are available in their entirety at www.sedar.com and in the US at www.sec.gov/edgar. A summary of these results is given below.
Certain selected financial and operational information for the three months and year ended December 31, 2008 and December 31, 2007 comparatives are set out below and should be read in conjunction with Petroflow’s audited financial statements complete with the notes to the financial statements and related MD&A.
Overview:
–	The Company was very active in 2008, continuing to concentrate its capital expenditures in Oklahoma. It drilled 30 Hunton wells in 2008 compared to 24 wells in 2007 and put 30 wells on production.

–	The Company’s production volumes grew by 91% in 2008 to an average of 2,633 boe per day from the 2007 average of 1,382 boe per day.

–	The Company’s current average production for the first quarter of 2009 is 3,697 boe per day.

–	The Company added 5.8 million boes to its proved developed reserves.

–	Funds from operations grew by 1,135% to $12.6 million in 2008 from $1.0 million in 2007.

–	Funds from operations for the fourth quarter were negatively impacted by approximately $3.0 million due to a temporary influx of natural gas from the Rocky Mountain Express Pipeline system.

–	On a per share basis, average production increased by 74%. Production revenue increased by 149% as a result of the increase in production volumes and a 30% increase in commodity prices for the year.

–	Petroflow’s team continued to achieve low finding, development, and acquisition costs in 2008. With total capital expenditures in the year of $84 million, this represents FD&A costs of approximately $14.48 per boe based on applying all capital expenditures against incremental proved developed reserves added in the year.

–	Based on fourth quarter average production of 3,201 boe per day and proved plus probable reserves of 28.1 million boes, Petroflow’s reserve life index was 24.1 years at year end 2008.

–	During 2008, Petroflow’s average operating net back per boe (defined as revenue net of commodity derivatives , less royalties, operating costs and transportation costs ) was $31.29 per boe.

–	The Company’s interest in the Juniper project, located in the San Juan basin was sold in May 2008 for net proceeds of US $28 million.

–	On a per share basis net income increased 160% to $0.15 per basic share in 2008 compared to a net loss of $0.25 per basic share in 2007. Net income was $4.3 million in 2008, an increase of 163% from a net loss of $6.8 million in 2007.

–	In light of the rapid drop in commodity prices, Petroflow is suspending its drilling efforts for a short time. The Company has undertaken to re-evaluate all the costs associated with its operations. Once the Company has resolved these issues, the drilling program will resume.

–	Petroflow also increased its bank line from $53.5 million to $110 million in 2008.

–	Subsequent to year end and in recognition of low commodity prices, Petroflow renegotiated its bank debt covenants to provide greater assurance in meeting its ongoing financial commitments.
2008 Highlights:
Petroflow is pleased to announce its financial and operational results for the three months and year ended December 31, 2008

	Three months ended			Year ended
	December 31,			December 31,
	2008	2007	% Change	2008	2007	%Change

Financial ($000’s, except per share amount)

Petroleum and natural gas sales	12,485	6,361	96%	54,716	21,993	149%

Funds from operations	730	(1,092)	167%	12,649	1,024	1,135%
Per share Basic	0.02	(0.04)	150%	0.43	0.04	975%
Diluted	0.02	(0.04)	150%	0.40	0.04	900%

Net income (loss)	3,302	(3,837)	186%	4,290	(6,787)	163%
Per share Basic	0.11	(0.14)	179%	0.15	(0.25)	160%
Diluted	0.10	(0.14)	171%	0.13	(0.25)	152%
Capital expenditures (1)	26,387	20,652	28%	84,016	56,027	50%
Total long term debt (2)	116,836	60,777	92%	116,836	60,777	92%

Operating

Daily Sales Volumes
— Average
Crude oil (bbls/day)	494	255	94%	436	258	69%
Natural gas & natural gas liquids (mcf/day)	16,240	8,679	87%	13,183	6,743	96%
Barrels of oil equivalent (boe/day 6:1)	3,201	1,702	88%	2,633	1,382	91%

Average Prices
Crude Oil ($/bbl)	83.70	89.12	(6%)	105.42	75.35	40%
Natural gas & natural gas liquids ($/mcf)	5.81	5.34	9%	7.86	6.05	29%
Barrels of oil equivalent (boe/day 6:1)	42.40	40.63	4%	56.78	43.60	30%

	Three months ended			Year ended
	December 31,			December 31,
	2008	2007	% Change	2008	2007	%Change

Operating netback ($/boe)

Petroleum and natural gas sales	42.40	40.63	4%	56.78	43.60	30%
Realized gain (loss) on financial instruments	0.16	(1.66)	110%	(1.57)	(0.51)	(207%)
Royalties	(9.45)	(9.44)	0%	(12.28)	(9.78)	26%
Operating expense	(12.99)	(14.31)	(9%)	(11.43)	(12.23)	(7%)
Transportation expenses	(0.02)	(0.64)	(97%)	(0.21)	(0.53)	(60%)

Operating netback	20.10	14.58	37%	31.29	20.55	52%

G&A expenses	(9.21)	(11.12)	(17%)	(10.20)	(10.11)	(1%)
Interest expense	(5.32)	(8.42)	(37%)	(6.33)	(8.55)	(26%)

Corporate netback	5.57	(4.96)	212%	14.76	1.89	681%

Common shares (000s)
Shares outstanding, end of period	29,571	29,242	1%	29,571	29,242	1%
Weighted average basic shares outstanding	29,570	29,242	(3%)	29,422	26,815	10%
Weighted average diluted shares	31,994	31,221	2%	31,953	27,312	17%

(1)	Capital expenditures before dispositions

(2)	Includes the long-term portion of the obligation under capital lease, fair value of financial instruments, long term debt and the asset retirement obligation
Operational Update:
Oklahoma
The Hunton Resource Play in the State of Oklahoma is the Company’s primary asset and opportunity for future growth. Petroflow’s focus during 2008 was on drilling opportunities located on the area of mutual interest lands acquired by Petroflow under the terms of the farm-in agreement with Enterra Energy Trust (“Enterra”). Under the terms of this agreement, the Company has the right to drill wells on the basis of paying, as a percentage of Enterra’s working interest, 100% of the capital costs in the property to earn a 70% working interest. These percentages are proportional to Enterra’s working interest on a property by property basis, and generally result in the Company paying about 80% of total costs to earn a 56% net working interest. The Company’s right to drill is subject to meeting minimum drilling commitments. These include maintaining a two rig running commitment or drilling not less than thirty wells during any twenty-month period beginning January 1, 2008 (subject to normal force majeure clauses). The Company is the operator during the drilling and tie-in process, with Enterra taking over operatorship once each well is put on production.
The Company drilled 30 wells in 2008 compared to 24 wells in 2007. The Company put 30 wells on production in 2008, compared to 24 wells in 2007. In the fourth quarter, the Company drilled 9 wells and put 8 wells on production in 2008 compared to 8 wells drilled and 7 wells put on production in 2007.
New Mexico
The San Juan Basin is one of the largest coal bed methane producing areas in North America and is situated in New Mexico. The Company’s interest in the Juniper project, located in this basin, was purchased in August of 2005. The Company developed this property during the course of its ownership and in May 2008, sold this property for net proceeds of US $28 million.

Texas
The Company purchased an operated oil producing property in the Permian Basin in Midland, Texas, in December of 2005. There was no drilling on this property during 2008. The Permian Basin in Midland is considered to be a steady cash flow property and has a positive impact on the Company’s overall operations. This property currently produces on average 74 boes a day.
Canada (Alberta)
Capital expenditures in Canada were limited to further testing of the Company’s two potential coal bed methane wells. These wells remain prospective at this time.
Forward-Looking Statements:
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For further information, please contact:
For additional information, please contact the following:

Mr. John Melton, CEO	Mr. Duncan Moodie, CFO
Petroflow Energy Ltd.	Petroflow Energy Ltd.
985.796.8080	403.539.4320
www.petroflowenergy.com	www.petroflowenergy.com
The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.